UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Evogene Ltd., or Evogene, reports the following changes in the management of its subsidiary, Biomica Ltd., or Biomica, developing drugs based on human microbiome, management and operation:

Due to the unexpected medical condition of Dr. Elran Haber, Biomica’s CEO, Dr. Haber will cease acting as Biomica’s CEO and Mr. Ofer Haviv, Evogene’s President and Chief Executive Officer, will replace him, effective as of June 8, 2025. Evogene and Biomica express their gratitude to Dr. Haber for his valuable contributions to Biomica during his tenure and wish him good health.

In addition, Biomica will significantly reduce its internal R&D activity, including a reduction in its headcount. Biomica will maintain the trials of its clinical phase I product BMC128, with the intention of identifying a third party for its continued development, as well as its other development programs.

This change in Biomica's focus is in line with Evogene’s previously announced new plan, pursuant to which it intends to build a more capital-efficient and value-driven business model through the following two key priorities: generating cash flow and strategic value from its subsidiaries and unlocking the full potential of its ChemPass-AI tech-engine.

 Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, or this Form 6-K, contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this Form 6-K when they discuss the identifying of a third party for the continued development of BMC128 and Biomica’s other development programs. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

This Form 6-K is incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File Nos. 333-253300 and 333-277565), and Form S-8 (SEC File Nos. 333-259215, 333-193788, 333-201443, 333-203856 and 333-286197) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2025	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer